EXHIBIT 99.36
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                          ADVANTAGE ENERGY INCOME FUND

                              VOTING DIRECTION FOR
                         HOLDERS OF EXCHANGEABLE SHARES
                           OF ADVANTAGE OIL & GAS LTD.

     The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of Advantage Oil & Gas Ltd. ("AOG") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of Advantage Energy Income Fund (the "Trust") to be held on April 27, 2005 (the "Meeting"), as follows:

o To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

o To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

o To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

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THE HOLDER DIRECTS THAT THEIR EXCHANGEABLE SHARES BE VOTED AS FOLLOWS:
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FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of Computershare Trust
Company of Canada, as trustee of the Trust for the ensuing year;

FOR |_| OR WITHHOLD FROM VOTING FOR |_| the election of six (6) of the eight (8) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated March 1, 2005 (the "Information Circular - Proxy Statement");

FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year.

FOR |_| OR AGAINST |_| the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular - Proxy Statement; and

FOR |_| OR AGAINST |_| the resolution set forth in the Information Circular approving the reservation and issuance of up to 1,500,000 trust units as payment (in lieu of cash) of the annual performance fee payable to or as directed by Advantage Investment Management Ltd., Manager of the Trust as specified in the Information Circular - Proxy Statement.
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IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S
EXCHANGEABLE SHARES WILL NOT BE VOTED
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PLEASE SELECT ONE OF THE FOLLOWING:
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|_|      DIRECT THE TRUSTEE TO VOTE EXCHANGEABLE SHARES The holder hereby directs the Trustee to vote as indicated.
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|_|      APPOINTMENT OF TRUST MANAGEMENT AS PROXY
         The Holder hereby appoints Kelly I. Drader, the President and Chief Executive Officer of AOG or, failing him, Peter Hanrahan, Vice-President, Finance and Chief Financial Officer of AOG, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
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|_|      APPOINTMENT OF THE HOLDER, OR THE HOLDER'S DESIGNEE AS PROXY
         The Holder hereby appoints as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
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IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF
THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR
EXCHANGEABLE SHARES AS INDICATED.
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DATED:  ___________________, 2005.          ____________________________________
                                            Signature of Holder

                                            ____________________________________
                                            Name of Holder

                                            ____________________________________
                                            Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.   If this  voting  direction  is not  signed by the  Holder  of  Exchangeable
     Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.